KAISER VENTURES LLC

3633 INLAND EMPIRE BLVD., SUITE 480

ONTARIO, CA 92764

FILED VIA EDGAR

June 7, 2005

Mr. Steven Jacobs Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549	Mr. Josh Forgione Staff Accountant Division of Corporate Finance Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549

Dear Mr. Jacobs and Mr. Forgione:

The purpose of this letter is to provide you with supplemental information in response to your letter to us dated May 31, 2005. In particular, you commented and requested information on the Class C and D Units, their relationship to the Company’s1 terminated Long-Term Transaction Incentive Plan (“TIP”), and the accounting treatment of such Units as discussed in Note 13, Equity, found on pages 47-49 in Kaiser LLC’s Annual Report on Form 10-KSB for the year ended December 31, 2004. We also understand that you are asking the same information with regard to the Class B Units.

BACKGROUND INFORMATION

In 2001 the Board of Directors of Kaiser Inc. evaluated various means of maximizing the return to its shareholders of the cash that had been generated from past and anticipated future sale of various assets. This process resulted in the Board recommending and Kaiser Inc.’s shareholders voting to approve the conversion of Kaiser Inc. into a limited liability company pursuant to a merger. This plan and its ramifications were fully discussed in the Company’s proxy statement dated October 23, 2001. As of the close of business November 30, 2001, Kaiser Inc. merged with and into Kaiser LLC, with Kaiser LLC being the survivor. The tax planning assistance of Ernst & Young LLP was instrumental in the development of the alternative that was eventually determined to be the best means of taking advantage of existing net operating losses and to eliminate future double taxation. As part of the tax planning, to assure the taxation of Kaiser Ventures LLC as a partnership and not as an association taxable as a corporation, it was recommended at that time that there should be more than one class of units in Kaiser LLC. The most practical way to create the second class without

[1]	Unless other wise noted: (1) the term Kaiser LLC refers to Kaiser Ventures LLC, the entity that currently files reports with the SEC; (2) the term “Kaiser Inc.” refers to the former Kaiser Ventures Inc.; and (3) the terms “Kaiser” or the “Company” refer to the past and ongoing business operations of conducted in the form of Kaiser Inc. or Kaiser LLC.

MR. STEVEN JACOBS

MR. JOSH FORGIONE

SECURITIES AND EXCHANGE COMMISSION

affecting the economics of the Kaiser shareholders was to convert an existing management compensation program into the Class B Units in Kaiser LLC. The economic terms of the Class B Units were the same as what such officers would have received pursuant to an incentive plan that was previously in place.

Following the conversion to a limited liability company and the resulting liquidation of Kaiser Inc. for tax purposes, a similar approach was used to increase the number of classes by converting the TIP into the Class C and D Units. Pursuant to Section 3.3 of the TIP, the Board of Kaiser was empowered to issue securities representing an interest in the distributions that were anticipated to be received by the Class A Unit holders. The Class C and D Units were designed to replicate the cash distributions that might have been received pursuant to the terminated TIP, while eliminating the deadline by which the incentive would be earned. An appropriate amendment to Kaiser LLC’s Operating Agreement was prepared. Since their creation and issuance, there have not been any distributions on the Class B, C and D Units. Class B, C and D Units do not have the right to vote except as required by law.

ACCOUNTING TREATMENT OF DISTRIBUTIONS ON THE CLASS B, C AND D UNITS

To date, the Company has not made any distributions or recorded any liabilities associated with the B, C and D Units. This is because at the time of the issuance of those units and continuing through the current date, there was and is no readily estimatable and probable value to those units, as any future distributions are dependant on the amount (if any) that the proceeds from future transactions exceed a threshold. However, based on its understanding of currently applicable accounting rules, the Company intends to account for any future distribution on the B, C, and D units by recording compensation expense for the full amount of the distribution at the time a distribution becomes probable and estimatable. The offsetting entry is expected to be cash, except in the unexpected scenario where the actual distribution was not made until after an intervening quarter end. In that case, the offsetting entry would be to equity (or perhaps to a current liability account) until the distribution was paid. If material, the nature and amounts of the distribution would be also be disclosed separately in the notes to the financial statements. This is the same income statement treatment that the Company used with respect to its prior compensation plans. Thus, the Company’s treatment of these units as equity does not change the income statement impact of any distributions.

CLASSIFICATION AND DISCLOSURE

For bankruptcy, tax and corporate law purposes, the Class B, C and D Units are treated as equity. For GAAP purposes, we also classified the Class B, C and D Units as equity because they are perpetual in nature, treated as equity for corporate and bankruptcy purposes and any future distributions on such units will be a share of the proceeds available to the Class A Units. To avoid any possible confusion, we propose adding a paragraph in the footnote discussing contingent liabilities that cross references the discussion contained in the equity footnote and further explaining that

MR. STEVEN JACOBS

MR. JOSH FORGIONE

SECURITIES AND EXCHANGE COMMISSION

once the amount of any future distribution is estimatable and probable, the Company would record compensation expense and a liability for the full amount of the distribution. We would also add a cross reference in the equity footnote to the contingent liability footnote. We would include these clarifications beginning with our Quarterly Report on Form 10-QSB for the period ended June 30, 2005.

We hope that this letter adequately addresses the comments contained in your letter of May 31, 2005. However, if further information or clarification is necessary, please do not hesitate to contact us. I will be out of the country on vacation beginning Thursday, June 9, 2005 and will not be returning until June 27, 2005. If you need to contact Kaiser during my absence, please call Terry Cook at 909-483-8511 or Alfred Keen at 909-483-8514.

Attached to this letter is our separate acknowledgement of the items listed on page 2 of your May 31, 2005 letter.

Sincerely,

/s/ James F. Verhey
James F. Verhey
Executive Vice President—Chief Financial Officer

JFV:jpk

terry05\sec response ltr-all comments

KAISER VENTURES LLC CERTIFICATE OF ACKNOWLEDGEMENT

(PURSUANT TO SEC LETTER OF MAY 31, 2005, TO KAISER VENTURES LLC)

Kaiser Ventures LLC (the “Company”) hereby acknowledges to the Securities and Exchange Commission (“SEC”) that:

•	The Company is responsible for the adequacy and accuracy of the disclosure contained in its filings with the SEC;

•	SEC staff comments or changes made to disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings with the SEC; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the Company has executed this Certificate of Acknowledgment by its duly authorized officer.

“COMPANY” KAISER VENTURES LLC

Date:	June 7, 2005	By:	/s/ James F. Verhey
James F. Verhey
Executive Vice President & CFO